Mailstop 4561

September 19, 2008

Mr. Per Akerlind
Executive Director and Chief Financial Officer
Swedish Export Credit Corporation
Vastra Tradgardsgatan 11B
P.O. Box 16368
SE-103 27
Stockholm, Sweden

> **Re:** **Swedish Export Credit Corporation**
> **Form 20-F for the Fiscal Year Ended December 31, 2007**
> **File No. 1-8382**

Dear Mr. Akerlind:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 3: Key Information

A. Selected Financial Data, page 3

1. Please tell us how you considered the guidance of Release 33-8176 – Conditions for Use of Non-GAAP Financial Measures - as it relates to your presentation of Core Earnings (operating profit less changes in fair value related to financial assets except held for

trading securities, financial liabilities and related derivatives). Explain to us why you believe this measure is allowed under the guidance or confirm to us that you will omit this measure from your future filings. Also, refer to Question 28 of the Staff's Frequently Asked Questions (FAQ) regarding the Use of Non-GAAP Financial Measures available at www.sec.gov.

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies and Estimates under IFRS, page 16

2.   In future filings please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied. For example, if reasonably likely changes in an assumption used in assessing the provision for probable credit losses would have a material effect on your financial condition or results of operations, the impact that could result given the range of reasonably possible outcomes should be disclosed and quantified. Provide us with your proposed future disclosure. Refer to SEC Release No. 33-8350.

Item 18. Financial Statements

Note 30. Effects from implementing IFRS

3.   Please tell us how you considered each individual exemption (a) – (n) in paragraph 13 of IFRS 1.

4.   Please tell us how your reconciliations from Swedish GAAP ("SGAAP") to IFRS have provided sufficient detail to enable users to understand the material adjustments to your financial statements. Refer to paragraphs 40 and IG63 of IFRS 1.

5.   We note you presented a statement of cash flows under SGAAP in your Form 20-F for the fiscal year ended December 31, 2006. Paragraph 40 of IFRS 1 states that "if an entity presented a statement of cash flows under its previous GAAP, it shall also explain the material adjustments to the statement of cash flows." Please tell us how you have complied with this requirement.

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities

Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact William Schroeder, Staff Accountant, at (202) 551-3294 or me at (202) 551-3474 if you have any questions.

Sincerely,

Sharon Blume
Reviewing Accountant